

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

September 11, 2018

<u>Via E-mail</u>
David Smetana
Chief Financial Officer
Mack-Cali Realty Corporation
Mack-Cali Realty, L.P.
Harborside 3
210 Hudson Street
Suite 400
Jersey City, New Jersey, 07311

> **Re: Mack-Cali Realty Corporation**
> **Mack-Cali Realty, L.P.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2017**
> **Filed February 21, 2018**
> **File No. 001-13274 and 333-57103-01**

Dear Mr. Smetana:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and
Commodities